December 7, 2012

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Jay Ingram, Legal Branch Chief
Jessica Dickerson, Staff Attorney

Re:	GreenHunter Energy, Inc.
Registration Statement on Form S-3 (File No. 333-183292) (as amended through pre-effective Amendment No. 4 thereto)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, GreenHunter Energy, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-183292) (as amended through pre-effective Amendment No. 4 thereto) (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) so that the Registration Statement will become effective as of 1:00 p.m., Eastern Time on December 7, 2012, or as soon thereafter as practicable.

The Company acknowledges that:

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should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or desire further information, please contact David E. Morrison of Fulbright & Jaworski L.L.P. at (214) 855-8301. The Company requests oral confirmation of the declaration of effectiveness by a call to Mr. Morrison at (214) 855-8301.

Very truly yours, GREENHUNTER ENERGY, INC.

By:	/s/ Morgan F. Johnston
Name:	Morgan F. Johnston
Title:	Senior Vice President, General Counsel and Secretary